SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK

OWNERSHIP PLAN FOR EMPLOYEES OF

AVISTA CORPORATION

(Full Title of the Plan)

AVISTA CORPORATION

1411 East Mission Avenue

Spokane, Washington 99202-2600

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK

OWNERSHIP PLAN FOR EMPLOYEES OF

AVISTA CORPORATION

Financial Statements

Attached are the Plan’s financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

2

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Compensation & Organization Committee

Investment and Employee Stock

Ownership Plan of

Avista Corporation

Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of the Investment and Employee Stock Ownership Plan of Avista Corporation as of and December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Investment and Employee Stock Ownership Plan of Avista Corporation as of and for the year ended December 31, 2009, were audited by LeMaster & Daniels PLLC (whose practice became part of LarsonAllen LLP effective November 1, 2010), whose report dated June 21, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Investment and Employee Stock Ownership Plan of Avista Corporation as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LarsonAllen LLP

Spokane, Washington

June 24, 2011

(2)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

INVESTMENTS (at Fair Value)
Common and Preferred Stock	$33,329,663	$34,168,994
Mutual Funds	199,743,831	174,952,135
Collective Trust	52,959,082	46,481,109

Total Investments	286,032,576	255,602,238
RECEIVABLES
Employer Contributions	217,634	192,735
Broker Receivable for Unsettled Trades	8,605	14,988
Notes Receivable from Participants	4,254,718	3,490,122

Total Receivables	4,480,957	3,697,845

Total Assets	290,513,533	259,300,083

LIABILITIES
Broker Payable for Unsettled Trades	(12,746)	(13,229)

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	290,500,787	259,286,854

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(2,085,413)	(1,004,836)

NET ASSETS AVAILABLE FOR BENEFITS	$288,415,374	$258,282,018

See accompanying notes to financial statements.

(3)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
INVESTMENT INCOME
Interest Income	$6,684,171	$6,677,320
Net Appreciation in Fair Value of Investments	21,314,557	34,680,518

Total Investment Income	27,998,728	41,357,838

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	220,249	214,502

CONTRIBUTIONS
Employee Deferral	10,726,878	10,205,447
Employer Matching	4,748,487	4,431,409
Rollover	403,340	648,630
Other Additions	—	703,656

Total Contributions	15,878,705	15,989,142

BENEFITS PAID TO PARTICIPANTS	(13,740,842)	(9,232,160)

ADMINISTRATIVE EXPENSES	(223,484)	(226,481)

NET INCREASE	30,133,356	48,102,841

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of Year	258,282,018	210,179,177

End of Year	$288,415,374	$258,282,018

See accompanying notes to financial statements.

(4)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Investment and Employee Stock Ownership Plan of Avista Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 1984, Avista Corporation (Corporation, Company or Avista) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2010, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation. All employees of Avista Corporation are eligible to participate in the Plan after their first pay period following employment. Students, leased employees, and collectively bargained employees (other than collectively bargained employees whose employment is subject to the terms of a collective bargaining agreement which provides for participation in the Plan) are ineligible to participate in the Plan.

Contributions

Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to but not less than 1% of their earnings. A participating employee’s annual before-tax contribution was subject to federal limits of $16,500 in 2010 and 2009. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employee contributions represent tax-deferred compensation and Roth 401(k) after tax compensation and may be invested in the employee’s choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee. Employee contributions are made by payroll deduction and transferred to the Plan Trustee as soon as practicable following the payroll period in which such amounts are withheld.

The Corporation has an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee’s salary.

The Plan was amended effective August 1, 2005, to provide that Company matching contributions are made in the form of cash that is invested as directed by participants from among the investment options offered under the Plan. In addition, each participant may elect to diversify up to 100% of the value of the common stock held in their Employee Stock Ownership Plan (ESOP) account.

(5)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1 DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions are 100% vested at all times. Participants vest 100% in the Company matching contribution after one year of service or upon death, disability or reaching normal retirement age.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Principal and interest is paid ratably through payroll deductions. Loan terms are up to five years, except for loans to fund the purchase of a principal residence, for which the loan may be repaid over a reasonable period that may extend up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime rate plus 1%. At December 31, 2010, interest rates ranged from 4.25% to 9.25%.

Payment of Benefits

Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, partial lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years. If the vested amount is less than $1,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made.

Administration

The Vanguard Fiduciary Trust Company (Vanguard or Trustee) holds and invests Plan assets in accordance with directions from the Company. Records of participant account activity are processed and maintained by Vanguard, which also performs other administrative support services for the Plan. Certain administrative functions are performed by officers or employees of the employer appointed by the Corporation’s Board of Directors (Compensation & Organization Committee). No such officer or employee receives compensation from the Plan. Certain expenses of maintaining and administering the Plan are paid out of the assets of the Plan. All remaining administrative expenses are paid directly by the Corporation.

(6)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1 DESCRIPTION OF THE PLAN (CONTINUED)

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $31,854 and $37,565, respectively. These accounts are used first to restore accounts for returning participants, and then are used to reduce the Company’s obligations to make contributions under the Plan. If there are any excess forfeitures after the Company makes matching contributions, the excess amount may be used to pay administrative expenses under the Plan. In 2010 and 2009, no forfeitures were used to reduce employer contributions or used to restore accounts for returning participants.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any shares on which such instructions have not been received, as well as unallocated shares, proportionately in the same manner as Common Stock for which the Trustee has received voting instructions, unless the Trustee determines that to do so would not be consistent with ERISA or a voting participant elects not to have his vote be used in this manner, in which case the Trustee will vote the non-voted or unallocated Common Stock in a manner consistent with ERISA. Fractional shares will be combined to the largest number of whole shares and voted by the Trustee to the extent possible to reflect the voting direction of whole shares by the participants holding fractional shares.

Diversification

Diversification is offered to participants so that they may have the opportunity to move the value of their investment in the Common Stock into investments which are more diversified. Participants are entitled to make an election to diversify up to 100% of the value of the Common Stock held in their ESOP account.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

(7)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the valuation methodologies used at December 31, 2010 and 2009.

(8)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the collective trust are valued using the net asset value of units, which are based on observable market prices for the underlying assets, held by the Plan at year-end. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments

Benefits are recorded when paid.

Notes Receivable from Participants

During 2010, the FASB released guidance that reclassifies participant loans from investments to notes receivable effective for fiscal years ending after December 15, 2010. The guidance requires the reclassification to be retrospectively applied to all prior periods presented. The Plan adopted this guidance effective for the Plan year ended December 31, 2010.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

(9)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain amounts in the 2009 financial statements have been reclassified to conform with the 2010 presentation. These reclassifications do not affect net assets available for benefits as previously reported.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

NOTE 3 FAIR VALUE OF INVESTMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2010
	Level 1	Level 2	Level 3	Total
Common and Preferred Stock
Domestic Stock Funds	$33,329,663	$—	$—	$33,329,663
Mutual Funds
Short-Term Reserves	2,145,291	—	—	2,145,291
Bond Funds	29,706,160	—	—	29,706,160
Balanced Funds (Stocks and Bonds)	36,443,367	—	—	36,443,367
Domestic Stock Funds	93,807,717	—	—	93,807,717
International Stock Funds	37,641,296	—	—	37,641,296
Collective Trust
Short-Term Reserves	—	52,959,082	—	52,959,082

Total Investments at Fair Value	$233,073,494	$52,959,082	$—	$286,032,576

	2009
	Level 1	Level 2	Level 3	Total
Common and Preferred Stock
Domestic Stock Funds	$34,168,994	$—	$—	$34,168,994
Mutual Funds
Short-Term Reserves	1,597,595	—	—	1,597,595
Bond Funds	26,783,019	—	—	26,783,019
Balanced Funds (Stocks and Bonds)	32,091,459	—	—	32,091,459
Domestic Stock Funds	79,189,669	—	—	79,189,669
International Stock Funds	35,290,393	—	—	35,290,393
Collective Trust
Short-Term Reserves	—	46,481,109	—	46,481,109

Total Investments at Fair Value	$209,121,129	$46,481,109	$—	$255,602,238

(10)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 3 FAIR VALUE OF INVESTMENTS (CONTINUED)

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31, 2010 and 2009:

	2010
Investment Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Short-Term Reserves:
Vanguard Retirement Savings Trust IV	$52,959,082	$—	90 days	Daily

	2009
Investment Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Short-Term Reserves:
Vanguard Retirement Savings Trust IV	$46,481,109	$—	90 days	Daily

The Vanguard Retirement Savings Trust IV (VRST) seeks stability of principal and a high level of current income consistent with a two-three year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. Investments in VRST are limited to participant-directed defined contribution plans and, with Vanguard’s approval, other qualified pension plans. There are restrictions as to which types of investments a participant may transfer their money to/from VRST. The money a participant has invested in VRST may be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the Plan allows. However, once the money is transferred into such a fund, it must remain there for 90 days before it can be transferred into a shorter term bond or money market fund. A participant can always transfer the money back into VRST, even if it is less than 90 days since transferring the money out of VRST.

NOTE 4 INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2010	2009
Vanguard Retirement Savings Trust IV (at contract value)	$50,873,669	$45,476,273
Vanguard 500 Index Fund	39,212,035	34,438,619
Vanguard Small Cap Growth Index Fund	18,962,497	14,935,353
Vanguard Total Bond Market Index Fund	29,213,632	26,783,019
Vanguard Wellington Fund	36,443,367	32,091,459
Avista Corporation Company Stock Fund	31,811,177	31,594,341

(11)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 4 INVESTMENTS (CONTINUED)

Net appreciation in fair value of the Plan’s investments (including investments bought, sold, and held during the year) was as follows:

	2010	2009
Mutual Funds	$19,803,355	$30,037,200
Common and Preferred Stock	1,511,202	4,643,318

	$21,314,557	$34,680,518

Plan investments in the Avista Corporation Company Stock Fund represented 11.04% and 12.24% of total Plan assets at December 31, 2010 and 2009, respectively. For the years ended December 31, 2010 and 2009, on these investments the Plan experienced net appreciation in fair value of $1,276,000 and $4,200,000, respectively.

NOTE 5 INVESTMENT CONTRACT

The Plan has a benefit-responsive investment contract with Vanguard. Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Vanguard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The investment contract issuer is contractually obligated to pay the principal and interest at a specified rate that is guaranteed to the Plan.

As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2010 and 2009, was $52,959,082 and $46,481,109, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

(12)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 5 INVESTMENT CONTRACT (CONTINUED)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Average Yields:	2010	2009
Based on actual earnings	1.97%	3.20%
Based on interest rate credited to participants	3.58%	3.30%

NOTE 6 RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7 PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company contributions.

NOTE 8 PLAN TAX STATUS

The Plan is placing reliance on an opinion letter dated July 18, 2002 received from the Internal Revenue Service indicating that the Plan is qualified under Section 401 of the Internal Revenue Code (IRC) and is therefore not subject to tax under current income tax law. The Plan has been restated since receiving that letter and has applied for, but not received, a new opinion letter on the restated Plan. However the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(13)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 8 PLAN TAX STATUS (CONTINUED)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 9 PARTY-IN-INTEREST TRANSACTIONS

The Plan investments are managed by Vanguard Fiduciary Trust Company (VFTC). VFTC acts as the Trustee for only those investments as defined by the Plan, and, therefore, the investment transactions qualify as party-in-interest transactions. Fees paid by the Plan were $223,484 and $226,481 for the years ended December 31, 2010 and 2009.

NOTE 10 EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Effective January 1, 2006, the Avista Corporation Company Stock Fund was designated an ESOP. Employer and employee contributions into Avista Corporation stock are classified as ESOP contributions.

NOTE 11 SETTLEMENT PROCEEDS

VFTC, as Trustee for the Plan, was identified as a class member in the class action lawsuit against Avista. The lawsuit alleged that Avista and certain individual defendants made material misstatements during the period between November 23, 1999 and August 13, 2002, regarding certain aspects of Avista’s business practices. In 2009, a settlement agreement was reached in the class action and pursuant to such settlement VFTC received settlement proceeds on behalf of the Plan. As a result, participants who initiated transactions in the Avista Stock Fund shared in the settlement proceeds.

(14)

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

E.I.N. 91-0462470 PLAN NO. 003

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost**	Current Value
	Common and Preferred Stock:
*	Avista Corporation	Company Stock Fund		$31,811,177
*	Self-Directed Securities, VGI Brokerage Option	Vanguard Brokerage Option		1,518,486

		Total Common and Preferred Stock		33,329,663

	Mutual Funds:
*	Artio Int’l Eqty A	Registered Investment Company		8,593,214
*	Artisan International Inves Cl	Registered Investment Company		5,125,352
*	Champ SmCo Adv	Registered Investment Company		837,754
*	Dodge & Cox Intl Stock	Registered Investment Company		12,080,752
*	Dodge & Cox Stock Fund	Registered Investment Company		8,856,665
*	Vanguard 500 Index Inv	Registered Investment Company		39,212,035
*	Vanguard Infla-Prot Securities	Registered Investment Company		492,528
*	Vanguard Mid-Cap Index Fd Inv	Registered Investment Company		8,954,738
*	Vanguard PRIMECAP Fund Inv	Registered Investment Company		10,364,699
*	Vanguard Prime Money Mkt	Registered Investment Company		1,433,826
*	Vanguard Sm-Cap Growth Index	Registered Investment Company		18,962,497
*	Vanguard Sm-Cap Value Index	Registered Investment Company		4,799,374
*	Vanguard Total Bd Mkt Indx Inv	Registered Investment Company		29,213,632
*	Vanguard Total Int’l Stock Idx	Registered Investment Company		11,841,978
*	Vanguard Wellington Inv	Registered Investment Company		36,443,367
*	Veracity Small Cap Value; Cl R	Registered Investment Company		1,633,019
*	Self-Directed Securities, VGI Brokerage Option	Vanguard Brokerage Option		898,401

		Total Mutual Funds		199,743,831

	Collective Trust:
*	Vanguard Retirement Savings Trust IV	Collective Trust		50,873,669

*	Participant Loans-Interest Rates 4.25% - 9.25%	Loan Fund		4,254,718

				$288,201,881

*	Designates party-in-interest
**	Cost omitted for participant directed investments

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President & Corporate Secretary, of Avista Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 28, 2010.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By	/s/ Karen S. Feltes
Name:	Karen S. Feltes
Title:	Senior Vice President & Corporate Secretary

EXHIBIT INDEX

Exhibit 23.	Independent Auditors’ Consent of LarsonAllen LLP

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